Exhibit 3.4

CERTIFICATE OF CORRECTION

OF

THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ADAPTHEALTH CORP.

AdaptHealth Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.  The name of the Corporation is AdaptHealth Corp.

2.  The Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) was filed with the Secretary of State of the State of Delaware on November 8, 2019, and said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.  The inaccuracy or defect of said Certificate is:

Due to a scrivener’s error, the Certificate did not include the version of Section 11.1 approved by the Corporation’s stockholders at the Special Meeting in Lieu of 2019 Annual Meeting of the Corporation’s stockholders held on November 7, 2019.

4.  Section 11.1 of the Certificate is corrected to read as follows:

“Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or (v) any action to interpret, apply, enforce or determine the validity of this Second Amended and Restated Certificate, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Article XI shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of

America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.”

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Correction to be executed this 29th day of April, 2021.

ADAPTHEALTH CORP.

By:	/s/ Stephen Griggs
	Name:	Stephen Griggs
	Title:	Co-Chief Executive Officer